UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2026

EQUITY RESIDENTIAL

(Exact name of Registrant as Specified in Its Charter)

Maryland	1-12252	13-3675988
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

ERP OPERATING LIMITED PARTNERSHIP

(Exact name of Registrant as Specified in Its Charter)

Illinois	0-24920	36-3894853
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Two North Riverside Plaza
Chicago, Illinois	60606
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (312) 474-1300

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares of Beneficial Interest, $0.01 Par Value (Equity Residential)	EQR	The New York Stock Exchange
7.57% Notes due August 15, 2026 (ERP Operating Limited Partnership)	N/A	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously disclosed, on May 20, 2026, Equity Residential, a Maryland real estate investment trust (“Equity Residential”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AvalonBay Communities, Inc., a Maryland corporation (“AvalonBay”), ERP Operating Partnership, an Illinois limited partnership, and Canopy Merger Sub LLC, a Maryland limited liability company and a direct wholly owned subsidiary of Equity Residential. The Merger Agreement provides for the combination of Equity Residential and AvalonBay in an all-stock merger-of-equals transaction upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”). The combined company will operate under a new name to be announced prior to the closing of the Merger and the other transactions contemplated by the Merger Agreement (the “Closing”).

Amended Schall Offer Letter

On June 7, 2026, Benjamin Schall, current President and Chief Executive Officer of AvalonBay and the incoming President and Chief Executive Officer of the combined company effective as of the Closing pursuant to the terms of an offer letter between Mr. Schall and Equity Residential dated May 20, 2026, entered into an amended offer letter, confirming his compensation for fiscal year 2027 (the “Amended Schall Offer Letter”).

The Amended Schall Offer Letter provides that, commencing on January 1, 2027, Mr. Schall will continue to receive an annual base salary of $1,000,000 and will be eligible to receive annual cash and equity incentive awards with target opportunities of 200% ($2,000,000) and 285% ($2,850,000) of his base salary, respectively, and annual long-term performance-vesting equity incentive awards with a target grant date fair value of 665% ($6,650,000) of his base salary.

Executive Offer Letters

In addition, on June 8, 2026, Equity Residential and AvalonBay announced that Michael Manelis, Equity Residential’s Executive Vice President and Chief Operating Officer, Kevin O’Shea, AvalonBay’s Chief Financial Officer, and Scott Fenster, Equity Residential’s Executive Vice President, General Counsel and Corporate Secretary, each entered into offer letters confirming their roles, compensation and terms of employment with the combined company following the Closing (the “Manelis Offer Letter,” the “O’Shea Offer Letter” and the “Fenster Offer Letter,” as applicable, and, collectively, “Executive Offer Letters”). Each Executive Offer Letter will become effective as of, and is contingent upon the occurrence of, the Closing.

Manelis Offer Letter

The Manelis Offer Letter provides that, following the Closing, Mr. Manelis will continue to serve as Executive Vice President and Chief Operating Officer of the combined company and will report directly to its Chief Executive Officer. Commencing on January 1, 2027, Mr. Manelis will receive an annual base salary of $800,000 and will be eligible to receive annual cash and equity incentive awards with target opportunities of 150% ($1,200,000) and 200% ($1,600,000) of his base salary, respectively, and annual long-term performance-vesting equity incentive awards with a target grant date fair value of 300% ($2,400,000) of his base salary.

O’Shea Offer Letter

The O’Shea Offer Letter provides that, following the Closing, Mr. O’Shea will assume the role of Executive Vice President and Chief Financial Officer of the combined company and will report directly to its Chief Executive Officer. Commencing on January 1, 2027, Mr. O’Shea will receive an annual base salary of $675,000 and will be eligible to receive annual cash and equity incentive awards with target opportunities of 150% ($1,012,500) and approximately 193% ($1,300,000) of his base salary, respectively, and annual long-term performance-vesting equity incentive awards with a target grant date fair value of approximately 261% ($1,762,500) of his base salary.

Fenster Offer Letter

The Fenster Offer Letter provides that, following the Closing, Mr. Fenster will continue to serve as Executive Vice President, General Counsel and Corporate Secretary of the combined company and will report directly to its Chief Executive Officer. Commencing on January 1, 2027, Mr. Fenster will receive an annual base salary of $580,000 and will be eligible to receive annual cash and equity incentive awards with target opportunities of 120% ($696,000) and 125% ($725,000) of his base salary, respectively, and annual long-term performance-vesting equity incentive awards with a target grant date fair value of approximately 172% ($999,000) of his base salary.

Transaction Awards

The offer letters with Messrs. Schall, Manelis, O’Shea and Fenster provide that each will be eligible to receive a one-time equity incentive award as soon as practicable after the Closing (each, a “Transaction Award”). Fifty percent (50%) of each Transaction Award will be subject to service-based vesting and fifty percent (50%) will be subject to achievement of performance metrics over a three-year performance period, which metrics will be determined by the Chief Executive Officer and the Compensation Committee of the Board of Trustees of the combined company (or, for Mr. Schall, by the Board of Trustees or the Compensation Committee, in consultation with Mr. Schall). The Transaction Awards may be issued in the form of restricted shares or restricted units, at the executive’s election, and will be subject to the terms and conditions of an equity incentive plan and applicable form of award agreement. The Transaction Awards will vest on the third anniversary of the Closing, subject to continued employment through such date, provided that, in the event of an executive’s termination of employment without cause or resignation for good reason (but not upon retirement), the service-vesting component of the Transaction Award will accelerate and vest in full and the performance-vesting component will remain outstanding and eligible to vest at the end of the performance period based on the combined company’s achievement of applicable performance goals. The final form of award may contain additional and clarifying terms. Pursuant to the Executive Offer Letters, the grant date target values of the Transaction Awards to be issued to Messrs. Schall, Manelis, O’Shea and Fenster are $6,250,000, $4,500,000, $3,562,500 and $3,000,000, respectively.

As a condition to receipt of the Transaction Award, Messrs. Manelis and Fenster agree to waive any right to assert “good reason” (including under the existing change in control severance agreements between each executive and Equity Residential) with respect to the terms set forth in the applicable Executive Offer Letter, including the go-forward role with the combined company, cash and equity compensation and any other terms of employment.

The foregoing descriptions of the Amended Schall Offer Letter, the Executive Offer Letters and the Transaction Awards do not purport to be complete and are subject to modification and qualified in their entirety by reference to the Amended Schall Offer Letter and each applicable Executive Offer Letter, copies of which will be filed as exhibits to Equity Residential’s Quarterly Report on Form 10-Q for the second quarter.

Item 8.01	Other Events.

On June 8, 2026, Equity Residential and AvalonBay issued a joint press release announcing members of the executive leadership team for the combined company following the Closing. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release, dated June 8, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, which are based on current expectations, estimates and projections about the industry and markets in which Equity Residential and AvalonBay operate, as well as beliefs and assumptions of Equity Residential and AvalonBay. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that Equity Residential or AvalonBay expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between Equity Residential and AvalonBay, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where Equity Residential and AvalonBay operate and Equity Residential’s and AvalonBay’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to Equity Residential’s and AvalonBay’s ability to obtain the required respective shareholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that Equity Residential’s and AvalonBay’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against Equity Residential, AvalonBay or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of Equity Residential and AvalonBay management from ongoing business operations, will harm Equity Residential’s and AvalonBay’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact Equity Residential’s and AvalonBay’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring Equity Residential or AvalonBay to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of Equity Residential and AvalonBay to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential Common Shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect Equity Residential’s or AvalonBay’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting Equity Residential’s and AvalonBay’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in Equity Residential’s and AvalonBay’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by Equity Residential or AvalonBay, as the case may be, with the SEC from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Joint Proxy Statement/Prospectus (each as defined below) that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither Equity Residential nor AvalonBay undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if Equity Residential’s and AvalonBay’s underlying assumptions prove to be incorrect, Equity Residential’s, AvalonBay’s and the combined company’s actual results may vary materially from what Equity Residential or AvalonBay may have expressed or implied by these forward-looking statements. Equity Residential and AvalonBay caution not to place undue reliance on any of Equity Residential’s or AvalonBay’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect Equity Residential or AvalonBay.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between Equity Residential and AvalonBay, Equity Residential intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Equity Residential and AvalonBay that also constitutes a prospectus of Equity Residential (the “Joint Proxy Statement/Prospectus”). A definitive Joint Proxy Statement/Prospectus will be mailed to Equity Residential’s shareholders and AvalonBay’s stockholders seeking their respective approval of the proposed transaction and other related matters. Each of Equity Residential and AvalonBay may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that Equity Residential or AvalonBay (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQUITY RESIDENTIAL AND AVALONBAY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT

PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by Equity Residential and AvalonBay, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investors” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com.

Participants in the Solicitation

Equity Residential, AvalonBay, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from Equity Residential’s and AvalonBay’s shareholders in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders or the holdings of AvalonBay’s securities by its directors or executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. Investors may obtain free copies of these documents from Equity Residential or AvalonBay using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITY RESIDENTIAL

Date: June 8, 2026	By:	/s/ Scott J. Fenster
	Name:	Scott J. Fenster
	Its:	Executive Vice President, General Counsel and Corporate Secretary

ERP OPERATING LIMITED PARTNERSHIP

	By:	Equity Residential, its general partner

Date: June 8, 2026	By:	/s/ Scott J. Fenster
	Name:	Scott J. Fenster
	Its:	Executive Vice President, General Counsel and Corporate Secretary

Exhibit 99.1

FOR IMMEDIATE RELEASE

AvalonBay Communities and Equity Residential Announce Leadership Team for Combined Company

Appointments to take effect upon completion of previously announced merger of equals

CHICAGO, IL & ARLINGTON, VA (BUSINESS WIRE) Equity Residential (NYSE: EQR) and AvalonBay Communities, Inc. (NYSE: AVB) today announced the executive leadership team that will lead the combined company following the closing of the previously announced merger of equals, expected in the second half of 2026.

“This leadership team brings unmatched expertise, complementary strengths, and a collective drive to create one of the country’s great real estate companies. We are excited to take the next step as leaders in creating a new and stronger company, drawing on the foundational strengths and deep talent across both organizations. I am honored to lead this group into this next chapter,” said Benjamin W. Schall, President and Chief Executive Officer of AvalonBay Communities, who will serve as President and Chief Executive Officer of the combined company.

“I am incredibly proud of the leadership team we have assembled for this new organization. With this combination of exceptional leaders from both organizations, we are creating a powerhouse of talent that is uniquely positioned to drive innovation, operational excellence, and long-term value for our shareholders, customers, and employees in the dynamic markets we serve,” said Steve Sterrett, Board Chair of the combined company.

The following executives will report directly to Mr. Schall as of the closing:

Michael Manelis — Executive Vice President and Chief Operating Officer

Mr. Manelis will direct the day-to-day operations of the combined company’s portfolio. His responsibilities will span property operations, including leasing, maintenance, and engineering; technology; centralized services; and revenue management and marketing, among other operational functions. Michael currently serves as Chief Operating Officer of Equity Residential.

Kevin O’Shea — Executive Vice President and Chief Financial Officer

Mr. O’Shea will oversee the combined company’s financial foundation, with responsibility for the balance sheet, capital markets activity, investor relations, and financial reporting and controls. Kevin currently serves as Chief Financial Officer of AvalonBay.

Matthew Birenbaum — Executive Vice President and Chief Development Officer

Mr. Birenbaum will lead all aspects of the combined company’s development activities, including oversight of our regional development and construction teams, and chair the combined company’s Management Investment Committee. Matt currently serves as Chief Investment Officer of AvalonBay.

Sean Breslin — Executive Vice President and Chief Investment and Growth Officer

Mr. Breslin will lead the combined company’s investments platform, including acquisitions, dispositions, capital partnerships, and new business opportunities. Data analytics and market research will also report to him. Sean currently serves as Chief Operating Officer of AvalonBay, with prior experience in asset management, investments, and fund management.

Scott Fenster — Executive Vice President, General Counsel and Corporate Secretary

Mr. Fenster will lead the combined company’s legal function, including oversight of regulatory affairs. Scott currently serves as Executive Vice President, General Counsel and Corporate Secretary of Equity Residential.

Pamela Thomas — Executive Vice President, Portfolio and Asset Management

Ms. Thomas will lead portfolio and asset management for the combined company, identifying operational and investment opportunities across the portfolio. She will also oversee capital expenditure initiatives, sustainability, and retail and mixed-use activities, along with the management of joint venture relationships. Pamela currently serves as Executive Vice President of Portfolio and Asset Management at AvalonBay.

Alaine Walsh — Executive Vice President, Human Capital and Administration

Ms. Walsh will build the people infrastructure of the combined company, leading human resources, compensation, learning and development, and talent development across the organization. Alaine currently serves as Executive Vice President, Human Capital and Administration at AvalonBay.

In addition to the above, Ted Schulman, will serve as Executive Vice President of Legal Affairs, working closely with Mr. Schall and Mr. Fenster through the integration process, before transitioning to a senior advisor role. Ted currently serves as Executive Vice President and General Counsel of AvalonBay.

Transaction Timeline

On May 21, 2026, Equity Residential and AvalonBay Communities announced a definitive agreement to combine in an all-stock merger of equals to create one of the country’s leading real estate companies with more than 180,000 rental apartments and a pro forma enterprise value of approximately $69 billion. The transaction is expected to close in the second half of 2026, subject to shareholder approval by both AvalonBay and Equity Residential and satisfaction of other customary closing conditions. The combined company will be dual headquartered in Arlington, VA and Chicago, IL and will operate under a new name to be announced at closing.

About Equity Residential

Equity Residential is committed to creating communities where people thrive. The Company, a member of the S&P 500, owns and manages 312 properties consisting of 85,211 apartment units in dynamic metro areas across the U.S. with a primary concentration in major coastal markets, diversified by a targeted presence in the high-growth metro areas of Atlanta, Austin, Dallas/Ft. Worth and Denver. For more information on Equity Residential, please visit our website at www.equityapartments.com.

About AvalonBay Communities

AvalonBay Communities is committed to creating a better way to live. The Company, a member of the S&P 500, owns, develops, and manages approximately 90,000 apartment homes across the U.S., with a primary concentration in major coastal markets including Boston, the New York/New Jersey metro area, the Mid-Atlantic, Seattle, and Northern and Southern California, diversified by a targeted presence in the high-growth markets of North Carolina, Southeast Florida, Texas, and Colorado. For more information on AvalonBay Communities, please visit our website at www.avalonbay.com

Media Contacts

Tara Vales

(703) 329-6300

media_relations@avalonbay.com

Investor Contacts

Equity Residential

Marty McKenna

mmckenna@EQR.com

(312) 928-1901

AvalonBay Communities, Inc.

Matthew Grover

Matthew_Grover@AvalonBay.com

(703) 317-4524

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which Equity Residential and AvalonBay Communities, Inc. (“AvalonBay”) operate, as well as beliefs and assumptions of Equity Residential and AvalonBay. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that Equity Residential or AvalonBay expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between Equity Residential and AvalonBay, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where Equity Residential and AvalonBay operate and Equity Residential’s and AvalonBay’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to Equity Residential’s and AvalonBay’s ability to obtain the required respective shareholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that Equity Residential’s and AvalonBay’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against Equity Residential, AvalonBay or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of Equity Residential and AvalonBay management from ongoing business operations, will harm Equity Residential’s and AvalonBay’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact Equity Residential’s and AvalonBay’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring Equity Residential or AvalonBay to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of Equity Residential and AvalonBay to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect Equity Residential’s or AvalonBay’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting Equity Residential’s and AvalonBay’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in Equity Residential’s and AvalonBay’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by Equity Residential or AvalonBay, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Joint Proxy Statement/Prospectus (each as defined below) that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither Equity Residential nor AvalonBay undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if Equity Residential’s and AvalonBay’s underlying assumptions prove to be incorrect, Equity Residential’s, AvalonBay’s and the combined company’s actual results may vary materially from what Equity Residential or AvalonBay may have expressed or implied by these forward-looking statements. Equity Residential and AvalonBay caution not to place undue reliance on any of Equity Residential’s or AvalonBay’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect Equity Residential or AvalonBay.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between Equity Residential and AvalonBay, Equity Residential intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Equity Residential and AvalonBay that also constitutes a prospectus of Equity Residential (the “Joint Proxy Statement/Prospectus”). A definitive Joint Proxy Statement/Prospectus will be mailed to Equity Residential’s shareholders and AvalonBay’s stockholders seeking their respective approval of the proposed transaction and other related matters. Each of Equity Residential and AvalonBay may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that Equity Residential or AvalonBay (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQUITY RESIDENTIAL AND AVALONBAY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by Equity Residential and AvalonBay, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investors” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com.

Participants in the Solicitation

Equity Residential, AvalonBay, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from Equity Residential’s and AvalonBay’s shareholders in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April  6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April  14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders or the holdings of AvalonBay’s securities by its directors or executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. Investors may obtain free copies of these documents from Equity Residential or AvalonBay using the sources indicated above.